SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

China Sunergy Co., Ltd.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G84381 105

(CUSIP Number)

February 7, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. G84381 105	Schedule 13 G

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Smooth King Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 N/A
12	TYPE OF REPORTING PERSON* CO

CUSIP NO. G84381 105	Schedule 13 G

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Yingchun Huang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 N/A
12	TYPE OF REPORTING PERSON* IN

PRELIMINARY NOTE This Amendment No. 1 to Schedule 13G modifies and supplements the Schedule 13G initially filed on February 13, 2008 (the "Statement"), to reflect the sale of a total of 21,295,800 ordinary shares of the Issuer by the Reporting Persons to Elite Shine Group Limited under a certain Share Purchase Agreement dated September 29, 2011 (which sale was closed on February 7, 2012). Except to the extent supplemented by the information contained in this Amendment No. 1, the Statement, as amended as provided herein, remains in full force and effect.

ITEM 1(a).	NAME OF ISSUER: China Sunergy Co., Ltd. (the “Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES: No. 123 Focheng West Road, Jiangning Economic & Technical Development Zone, Nanjing, Jiangsu 211100, People’s Republic of China.

ITEM 2(a).	NAME OF PERSON FILING: Smooth King Investments Limited
Ms. Yingchun Huang

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:
The registered address of Smooth King Investments Limited is P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, British Virgin Islands .

The address of Ms. Yingchun Huang is No. 123 Focheng West Road, Jiangning Economic & Technical Development Zone, Nanjing, Jiangsu 211100, People’s Republic of China.

ITEM 2(c)	CITIZENSHIP:
The place of organization of Smooth King Investments Limited is British Virgin Islands. Ms. Yingchun Huang is a citizen of the People’s Republic of China..

ITEM 2(d).	TITLE OF CLASS OF SECURITIES: Ordinary shares, $0.0001 par value

ITEM 2(e).	CUSIP NUMBER:

G84381 105

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP:

Since the date of the Statement, the Reporting Persons sold a total of 21,295,800 Ordinary shares of the Issuer to Elite Shine Group Limited under a certain Share Purchase Agreement dated September 29, 2011 (which sale was closed on February 7, 2012). As a result of the foregoing, the following information with respect to the ownership of the ordinary shares of the Issuer by the Reporting Persons is provided as of February 16, 2012.

Reporting person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Smooth King Investments Limited	0	—	0	0	0	0
Ms. Yingchun Huang	0	—	0	0	0	0

As of February 16, 2012, Smooth King Investments Limited and Ms. Yingchun Huang did not hold any shares of the Issuer.
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON: Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP: Not applicable

ITEM 10.	CERTIFICATION: Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2012

Smooth King Investments Limited	By:	/s/ Yingchun Huang
Name: Yingchun Huang Title: Director

Yingchun Huang	/s/ Yingchun Huang
Yingchun Huang

LIST OF EXHIBITS

Exhibit No	Description

A	Joint Filing Agreement

EXHIBIT A
Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the ordinary shares, par value $0.0001 per share, of China Sunergy Co., Ltd., a Cayman Islands company, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

[Remainder of this page has been left intentionally blank.]

Signature Page

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 16th day of 2012.

Smooth King Investments Limited	By:	/s/ Yingchun Huang
Name: Yingchun Huang Title: Director

Yingchun Huang	/s/ Yingchun Huang
Yingchun Huang